As filed with the Securities and Exchange Commission on May 10, 1996
                                                     Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              --------------------

                             ST. JUDE MEDICAL, INC.
             (Exact name of registrant as specified in its charter)

           MINNESOTA                                      41-1276891
 (State or other jurisdiction               (I.R.S. Employer Identification No.)
of incorporation or organization)

                               One Lillehei Plaza
                            St. Paul, Minnesota 55117
                                 (612) 483-2000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                              --------------------

                                Kevin T. O'Malley
                       Vice President and General Counsel
                             St. Jude Medical, Inc.
                               One Lillehei Plaza
                            St. Paul, Minnesota 55117
                                 (612) 483-2000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              --------------------
                                   COPIES TO:
                               Martin R. Rosenbaum
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                            Telephone: (612) 371-3211

         Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

                                                                       Proposed          Proposed
                                                                       Maximum            Maximum          Amount of
          Title of Each Class of                Amount to be        Offering Price       Aggregate       Registration
       Securities to be Registered               Registered           Per Share        Offering Price         Fee
       ---------------------------               ----------           ---------        --------------    ------------
Common Stock, $.10 par value..............     149,153 shares          $36.57(1)        $5,454,525(1)        $1,881


(1) Estimated solely for the purpose of determining the registration fee based on the average of the high and low sale prices of the Company's Common Stock on The Nasdaq National Market on May 3, 1996 pursuant to Rule 457(c).

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.




                    SUBJECT TO COMPLETION, DATED MAY 10, 1996

PROSPECTUS
                             ST. JUDE MEDICAL, INC.

                                149,153 SHARES OF

                                  COMMON STOCK

         This Prospectus relates to the offering of up to 149,153 shares (the "Shares") of Common Stock, $.10 par value, of St. Jude Medical, Inc. (the "Company") which may be offered from time to time by the shareholders named herein (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. See "Use of Proceeds."

         The Company will bear all expenses of the offering hereunder other than underwriting discounts and commissions incurred in connection with the sale of the Shares by the Selling Shareholders. The Company's Common Stock is quoted on The Nasdaq National Market under the symbol "STJM." On May 7, 1996, the last reported sale price of the Company's Common Stock on The Nasdaq National Market was $37.125.

         FOR INFORMATION CONCERNING RISK FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

         The Selling Shareholders have advised the Company that they intend to sell the Shares from time to time in transactions on The Nasdaq National Market at prices prevailing at the time of the sale or otherwise as set forth below. The Selling Shareholders have also advised the Company that, as of the date hereof, they have made no arrangement with any brokerage firm for the sale of the Shares. The Selling Shareholders may be deemed to be "underwriters" within the meaning of the Act, in which case any commissions received by a broker or dealer may be deemed to be underwriting commissions or discounts under the Act. See "Plan of Distribution."

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                            UNDERWRITING
                                                            DISCOUNTS AND           PROCEEDS TO       PROCEEDS TO SELLING
                                   PRICE TO PUBLIC           COMMISSIONS              COMPANY             SHAREHOLDERS
Per Share......................       $_____(1)                  (2)                   None                $_____(1)
Total..........................     $________(1)                 (2)                   None               $_______(1)


(1) Estimated based on a per share price of $_____, equal to the closing sale price of the Company's Common Stock as of _______, 1996 and assumes the sale of all Shares by the Selling Shareholders, with no adjustment for commissions, discounts, brokerage and other fees that may be paid by the Selling Shareholders, or expenses of the offering to be paid by the Company.

(2) Commissions, discounts and brokerage fees will be payable by the Selling Shareholders in such amounts as the Selling Shareholders may agree to from time to time.

             ------------------------------------------------------

                 THE DATE OF THIS PROSPECTUS IS _________, 1996



                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy and information statements and other information can be inspected and copied at the public facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and are also available at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is quoted on The Nasdaq National Market ("Nasdaq"), and certain of the Company's reports, proxy materials and other information may be available for inspection at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended, with respect to the shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which were omitted as permitted by the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus or in any document incorporated in this Prospectus by reference as to the content of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or each other document, each such statement being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, filed with the Commission by the Company (File No. 0-8672) are incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by amendments on Form 10-K/A filed on April 1, 1996 and April 26, 1996; (ii) the Company's Current Report on Form 8-K dated January 29, 1996; and (iii) the description of the Company's Common Stock as set forth in the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 28, 1991 (Reg. No. 33-41459), including any amendments or reports filed for the purpose of updating such information.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15 of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of securities contemplated hereby shall also be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference to such documents) are available, without charge, to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request, to St. Jude Medical, Inc., One Lillehei Plaza, St. Paul, Minnesota 55117, Attention: Investor Relations, or by telephone at (612) 481-7555.

                              --------------------

         This Prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ significantly from those projected or contemplated in the forwardlooking statements as a result, in part, of the risk factors set forth elsewhere in this Prospectus. In connection with the forward-looking statements which appear in these disclosures, prospective purchasers of the Company's Common Stock offered hereby should carefully review all of such risk factors.



                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus and in documents incorporated herein by reference.

                                   THE COMPANY

         The Company designs, manufactures and markets medical devices and services for the cardiovascular segment of the medical device market. The Company's products are distributed in more than 70 countries worldwide through a combination of direct sales personnel, independent manufacturers' representatives and distribution organizations. The Company's principal products are valve disease management products, including mechanical and tissue heart valves and annuloplasty ring products, and pacemaker products, including bradycardia pulse generators, leads and programmers. The main markets for the Company's products are the United States, Western Europe and Japan.

         Prior to the acquisition of substantially all the worldwide assets of the cardiac rhythm management operations of Siemens AG ("Pacesetter") in September 1994, the Company derived the substantial majority of its revenues from heart valve products. Pacesetter significantly expanded the Company's product offerings and provided a platform for potential further diversification of its business. In 1995 almost 63% of the Company's net sales were derived from pacemaker products, approximately 36% from heart valve products and the balance from cardiac assist products. The Company sold its cardiac assist division assets in January 1996.

         Pacesetter pulse generators and leads treat patients with heart beats that are too slow or irregular, a condition known as bradycardia. Various models of bradycardia pulse generators and leads are produced by Pacesetter. Pulse generators can sense and produce impulses in both the upper and lower chambers of the heart, adapt to changes in heart rate, and can be non-invasively programmed by the physician to adjust sensing, electrical pulse intensity, duration, rate, and other characteristics. The pulse generator, generally referred to as a pacemaker, contains a lithium battery power source and electronic circuitry. It generates pacing pulses and monitors the heart's activity to sense abnormalities requiring correction. It is most often implanted pectorally just below the collarbone. The leads are insulated wires that carry the pulses to the heart and information from the heart back to the pacemaker. A pacemaker uses electrical currents equivalent to those in a healthy heart.

         Heart valves facilitate the one-way flow of blood in the heart and prevent significant backflow of blood into the heart and between the heart's chambers. Heart valve replacement or repair may be necessary because the natural heart valve has deteriorated due to congenital defects or disease. The Company offers both mechanical and tissue heart valves. The St. Jude Medical(R) mechanical heart valve is the most widely implanted valve in the world with over 670,000 valves implanted to-date. Annuloplasty rings are prosthetic devices used to repair diseased or damaged mitral heart valves. Also, in 1996, the Company executed an agreement to provide services relating to homografts.

         The Company has two pending merger transactions, involving the acquisitions of Daig Corporation and Cyberonics, Inc., respectively. See "Recent Developments."

         The Company was incorporated in 1976 under the laws of the State of Minnesota. Its principal executive offices are located at One Lillehei Plaza, St. Paul, Minnesota 55117 and its telephone number is (612) 483-2000.



                                  THE OFFERING

Common Stock offered by Selling Shareholders.................          149,153

Common Stock outstanding after offering (1)..................       70,796,712

Nasdaq Symbol................................................             STJM

- ------------------------

(1) Excludes up to 7,930,660 shares of Common Stock issuable under the Company's stock option plans, of which options covering 3,338,065 shares were outstanding as of May 3, 1996.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from sales of the Shares by the Selling Shareholders. See "Use of Proceeds."



                                  RISK FACTORS

         Prospective purchasers of the Common Stock offered hereby should consider carefully all the information contained in this Prospectus and, in particular, the following risk factors.

RAPID TECHNOLOGICAL CHANGE AND INTENSE COMPETITION

         The medical device market is highly competitive. The Company competes with many companies, some of which have access to greater financial and other resources than the Company. Furthermore, the medical device market is characterized by intensive development efforts and rapidly advancing technology. The Company's present and future products could be rendered obsolete or uneconomical by technological advances by one or more of the Company's current or future competitors or by alternative therapies, including drug therapies. The future success of the Company will depend, in large part, on its ability to anticipate technology advances and keep pace with other developers of medical devices and therapies. Competitive market forces may also adversely affect the prices at which the Company sells its products. In particular, there has been significant consolidation in the medical device industry in recent years, partly in response to the increasing emphasis on cost containment in the industry, the emergence of large managed-care buying groups and hospital consolidations and the potential for increased federal regulation. Given these factors, there can be no assurance that the Company will have the size or ability to compete successfully in the industry.

COSTS OF AND RISKS ASSOCIATED WITH FDA AND OTHER GOVERNMENTAL REGULATION

         The medical devices manufactured and marketed by the Company are subject to rigorous regulation by the U.S. Food and Drug Administration ("FDA") and numerous other federal, state and foreign governmental authorities. The process of obtaining regulatory approvals to market a medical device, particularly from the FDA, can be costly and time-consuming, and there can be no assurance that such approvals will be granted for future products on a timely basis, if at all. Delays in receipt of, or failure to obtain, approvals for future products could result in delays in realizing product revenues or in substantial additional costs or have other material adverse effects on the Company's business or results of operations. In addition, there can be no assurance that the Company will be or will continue to be in compliance with applicable FDA and other material regulatory requirements. If the FDA were to conclude that the Company was not in compliance with applicable laws or regulations, it could institute proceedings to detain or seize the Company's products, issue a recall, impose operating restrictions, enjoin future violations and assess civil penalties against the Company, its officers or its employees and could recommend criminal prosecution to the Department of Justice. Furthermore, the FDA could proceed to ban, or request recall, repair, replacement or refund of the cost of, any device manufactured or distributed by the Company. Moreover, foreign governmental regulations have become increasingly stringent, and the Company may be subject to more rigorous regulation by foreign governmental authorities in the future. The Company cannot predict whether any U.S. or foreign governmental regulation may be imposed in the future that may have a material adverse effect on the Company.

         For a description of a consent decree applicable to the Company's Pacesetter, Inc. subsidiary, see "Recent Developments - Litigation and Other Proceedings."

RISK OF PRODUCT LIABILITY LOSSES AND INADEQUATE OR UNAVAILABLE INSURANCE
COVERAGE

         The medical device industry is subject to significant product liability claims and litigation, and the Company will face an inherent risk of exposure to product liability claims alleging that the use of its products (or of products previously manufactured by the Company) has resulted in adverse effects to a patient or patients. Such claims could be asserted in the future against the Company for past or future events not currently known to management of the Company. Any such claim could have an adverse effect on the Company. As part of its risk management policies, the Company has obtained third party product liability insurance coverage. Daig Corporation has elected to self-insure with respect to product liability risks. There can be no assurance that the Company (including the operations of Daig after its proposed acquisition by the Company) will continue to be able to obtain product liability insurance on commercially reasonable terms, if at all. Furthermore, there can be no assurance that product liability claims against the Company will not exceed the coverage limits of any insurance policies or cause the Company to record a self-insured loss. A product liability claim in an amount in excess of applicable insurance could have a material adverse effect on the Company.

         For a description of certain litigation involving the Company related to product liability claims and insurance coverage, see "Recent Developments - Litigation and Other Proceedings."

POSSIBLE CHALLENGES TO PATENTS AND PROPRIETARY RIGHTS

         The Company is and will be dependent upon proprietary intellectual property. The Company relies on a combination of patents, trade secrets and nondisclosure agreements to protect its proprietary intellectual property, and will continue to do so. There can be no assurance that pending patent applications owned by the Company will result in patents issuing to the Company, that patents issued to or licensed by the Company in the past or in the future will not be challenged or circumvented by competitors or that such patents will be found to be valid or sufficiently broad to protect the Company's technology or to provide the Company with any competitive advantage. Third parties could also obtain patents that may require the Company to negotiate licenses to conduct its business, but there can be no assurance that the required licenses would be available on reasonable terms or at all. The Company will also rely on confidentiality agreements with certain employees, consultants and other parties to protect, in part, trade secrets and other proprietary technology. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to the Company's trade secrets or proprietary knowledge.

         There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry generally. In the future, the Company may be forced to defend itself against claims and legal actions alleging infringement of the intellectual property rights of others. Additionally, the Company may find it necessary to initiate litigation in order to enforce its patent rights, to protect its trade secrets or know-how and to determine the scope and validity of the proprietary rights of others. Intellectual property litigation can be costly and time-consuming, and there can be no assurance that the Company's intellectual property litigation expenses will not be significant in the future or that the outcome of such litigation will be favorable to the Company. Adverse determinations in any such litigation could subject the Company to significant liabilities to third parties, could require the Company to seek licenses from third parties and could, if such licenses are not available, prevent the Company from manufacturing, selling or using certain of its products, any of which could have a material adverse effect on the Company.

POSSIBLE DENIAL OF THIRD-PARTY REIMBURSEMENT

         The Company sells its products, and will sell its products, to hospitals, doctors and other health care providers who receive reimbursement for the health care services provided to their patients from third-party payors, such as governmental programs (i.e., Medicare and Medicaid), private insurance plans and managed care programs. These third-party payors may deny reimbursement if they determine that a device used in a procedure was not used in accordance with cost-effective treatment methods, as determined by such third-party payor, or was used for an unapproved indication. Also, third-party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that the Company's products will be considered cost-effective by third-party payors, that reimbursement will be available or, if available, that the third-party payors' reimbursement policies will not adversely affect the Company's ability to sell its products profitably.

GOVERNMENT INVESTIGATIONS

         INVESTIGATION BY OFFICE OF THE INSPECTOR GENERAL OF REIMBURSEMENT CLAIMS MADE BY CERTAIN CUSTOMERS. The Office of the Inspector General (the "OIG") of the United States Department of Health and Human Services ("HHS") is currently conducting an investigation regarding the possible submission of improper claims to the Medicare/Medicaid programs for reimbursement for procedures using cardiovascular medical devices that were not approved for marketing by the FDA at the time of use. Beginning in June 1994, approximately 130 hospitals received subpoenas from HHS seeking information with respect to reimbursement for procedures using cardiovascular medical devices (including certain products manufactured by the Company, as well as numerous other manufacturers) that were subject to investigational exemptions or may not have been approved for marketing by the FDA at the time of use. The subpoenas also sought information regarding various types of remuneration, including payments, gifts, stock and stock options, received by the hospitals or their employees from manufacturers of medical devices. The OIG's investigation and any related change in Medicare/Medicaid reimbursement practices may discourage hospitals from participating in clinical trials or from including Medicare and Medicaid patients in clinical trials, which could lead to increased costs in the development of new products. In addition, civil and criminal sanctions may be imposed against any person found to have participated in an improper claim for reimbursement under Medicare/Medicaid, including possibly the Company. The Company believes that it is too early to predict the possible outcome of this matter or when it will be resolved. In April 1996, a Federal District Court in California declared the Health Care Financing Administration's governmental guidelines, denying reimbursement for investigational devices, to be invalid. The government has the right to appeal this decision, and the impact on the OIG investigation is uncertain. There can be no assurance that the OIG's investigation or any resulting or related changes in third-party payors' reimbursement practices will not materially adversely affect the medical device industry in general or the Company in particular.

         GERMAN GOVERNMENT INVESTIGATION. In 1994 a state prosecutor in Germany began an investigation of allegations of corruption in connection with the sale of heart valves. As part of that investigation, the prosecutor seized documents from the Company's offices in Germany as well as documents from certain competitors' offices. In December 1995, the state prosecutor announced that the investigation was continuing and had been broadened to include other medical devices. Subsequently, the United States Securities and Exchange Commission issued a formal order of private investigation covering the Company involving sales practices of the Company and other manufacturers in Germany.

POSSIBLE ADVERSE IMPACT OF HEALTH CARE REFORM PROPOSALS

         From time to time health care reform proposals have been introduced in the United States Congress that generally attempt to expand health care coverage and reduce total health care expenditures. Different proposals use various techniques to achieve these goals. Proposals often include such features as universal health care coverage, mandatory employer health insurance premiums, global expenditure limits, procedures for the review of new technologies, portability of insurance coverage and the creation of large buying groups intended to have considerable purchase power. Currently, legislative attention is focused particularly on certain proposed Medicare and Medicaid reforms. The ultimate scope of these reforms, if any, cannot yet be ascertained. Certain states have already made significant changes to their Medicaid programs and have adopted other health care reforms. Other states have reform proposals under consideration. In addition, such health care reform initiatives may accelerate the growing trend toward involvement by hospital administrators, purchasing managers and buying groups in purchasing decisions. This trend is expected to lead to increased emphasis on the costeffectiveness of any treatment regimen. Regardless of whether any additional reform proposals are ultimately adopted, the trend toward cost controls and the requirement of more efficient utilization of medical therapies and procedures is expected to continue. Health care reform and the trend toward managed care may adversely affect the prices for, or the levels at which reimbursement is provided for, the Company's products and the volume of products sold. In addition, certain health care reform initiatives, if enacted, may cause the Company to incur increased expenses or reduced revenue in connection with bringing new products to market, which may adversely affect the Company's business and results of operations. Similar initiatives to limit the growth of health care costs, including price regulation, are also underway in several other countries in which the Company currently does, or is expected to do, business. The Company is unable to predict at this time whether any such U.S. or foreign health care reform initiatives will be enacted or, if enacted, the final form such reforms would take or when such reforms would be implemented. Similarly, the Company is unable to predict what effect, if any, the enactment of any current or future U.S. or foreign health care reform initiatives might have on the Company's business and results of operations.

POTENTIAL FOR SUPPLY INTERRUPTIONS

         The Company purchases raw materials and other items from numerous suppliers for use in its products. The Company maintains sizeable inventories of up to three years of its projected requirements for certain materials, some of which are available only from a single vendor. The Company has been advised from time to time that certain of these vendors may terminate sales of products to customers that manufacture implantable medical devices in an effort to reduce their potential products liability exposure. Some of these vendors have modified their positions and have indicated a willingness to either temporarily continue to provide product until such time as an alternative vendor or product can be qualified or to reconsider the supply relationship. While the Company believes that alternative sources of raw materials are available and that there is sufficient lead time in which to qualify such other sources, any supply interruption could have a material adverse effect on the Company's ability to manufacture its products.

DEPENDENCE ON KEY PERSONNEL

         The Company's continued success will depend in large part on its ability to attract and retain highly qualified scientific, management, marketing and sales personnel. The competition for skilled personnel in the Company's industry is intense. There is an inherent risk in transactions like the pending merger of the Company with Daig Corporation that the combination process could result in the departure of key employees. There can be no assurance that the announcement of the proposed merger will not adversely affect the Company's ability to attract and retain personnel. The loss of a significant group of skilled personnel could adversely affect the Company. See "Recent Developments - Merger Agreement With Daig Corporation."

PROPOSAL TO INCREASE AUTHORIZED SHARES OF COMPANY COMMON STOCK; OTHER ANTITAKEOVER CONSIDERATIONS

         At the Company's Annual Meeting of Shareholders scheduled to be held on May 9, 1996, holders of Company Common Stock will be asked to consider and vote upon a proposal to approve and adopt a proposed amendment to the Company's Articles of Incorporation to increase the number of authorized shares of Company Common Stock from 100,000,000 to 250,000,000 (the "Amendment"). The Amendment is being sought because, following the consummation of the merger with Daig Corporation and absent the Amendment, there would remain only approximately 11.4 million shares of authorized, unissued and unreserved shares of Company Common Stock. The Amendment, if adopted, will make available to the Company additional authorized, unissued and unreserved shares of Company Common Stock without the delay and cost of calling a special shareholders' meeting. The additional authorized Company Common Stock could also be issued to make any attempt to acquire control of the Company more difficult and costly and thereby discourage attempts to acquire the Company or deprive holders of Company Common Stock of the opportunity to sell their shares at a premium above market price. If an issuance of additional shares of Company Common Stock is made on other than a pro rata basis to all shareholders, dilution of ownership interest and voting power of existing shareholders may occur and, depending on the consideration for which the shares were issued, could dilute earnings per share. There are at present no plans or arrangements concerning the issuance of additional shares of Company Common Stock, except for the shares currently reserved for issuance under the existing stock purchase and option plans and shares to be issued in connection with the merger with Daig Corporation. If any plans or arrangements are made concerning the issuance of any such shares, holders of the then outstanding shares of Company Common Stock may or may not be given the opportunity to vote thereon, depending upon the nature of any such transaction, the law applicable thereto, the policy of any stock exchange upon which the Company Common Stock may be listed at such time and the judgment of the Company's Board.

         The Company is, and will continue to be, subject to a shareholders' rights plan which could in certain circumstances serve as a deterrent against a possible change of control not approved by the Company's Board. In addition, the Company is, and will be, subject to certain provisions of the Minnesota Business Corporation Act that limit the voting rights of shares acquired in "control share acquisitions" and restrict certain "business combinations." These provisions and the rights plan could, in themselves or in connection with the foregoing factors, have the effect of discouraging certain attempts to acquire the Company that could deprive the Company's shareholders of opportunities to sell their shares of Company Common Stock at prices higher than prevailing market prices.


                               RECENT DEVELOPMENTS

         MERGER AGREEMENT WITH DAIG CORPORATION. In January 1996, the Company entered into an Agreement and Plan of Merger with respect to the proposed acquisition of Daig Corporation ("Daig") by the Company. Daig designs, manufactures and markets specialized disposable cardiovascular devices for the electrophysiology and interventional cardiology markets, including percutaneous catheter introducers, diagnostic guidewires, electrophysiology catheters and bipolar temporary pacing catheters (used with external pacemakers).

         Under the terms of the merger agreement, upon the completion of the merger, each outstanding share of Daig common stock (other than shares as to which dissenters' rights have been perfected under the Minnesota Business Corporation Act) will be converted into the right to receive .651733 of a share of Company Common Stock together with cash in lieu of any fractional share of Company Common Stock to which a holder of Daig common stock would otherwise be entitled. Daig currently has outstanding 15,236,144 shares of common stock and an option to purchase 128,000 shares of Daig common stock. Daig may terminate the merger agreement if the average closing sale price of a share of Company Common Stock on Nasdaq for the 20 trading days immediately prior to the closing date of the merger is less than $34.00. The merger is subject to the approval by the shareholders of Daig and certain other regulatory reviews and is expected to be completed in the second quarter of 1996.

         MERGER AGREEMENT WITH CYBERONICS, INC. In April 1996, the Company entered into a Merger Agreement with respect to the possible acquisition of Cyberonics, Inc. ("Cyberonics") by the Company. Cyberonics designs, develops and markets medical devices for the treatment of epilepsy and other debilitating neurological disorders through vagus nerve stimulation. Under the terms of the merger agreement, if the Company elects to proceed with the merger, the Company would pay approximately $72 million in cash (approximately $7 per share) for the currently outstanding shares of Cyberonics. The merger agreement gives the Company the unilateral option to terminate the merger prior to closing (currently anticipated to occur in October 1996). The merger is subject to approval by a majority of the shareholders of Cyberonics and certain regulatory reviews. The Company has agreed that, upon approval of the merger by the shareholders of Cyberonics and regardless of whether it elects to proceed with the merger, it will purchase from Cyberonics $12 million in newly issued Cyberonics common stock at a price of $5.50 per share.

         Cyberonics' approach to the treatment of epilepsy utilizes "neuropacing" or the use of a pacemaker-like device to stimulate the vagus nerve intermittently and reduce the incidence of seizures. The Cyberonics device consists of an implantable pulse signal generator and a nerve stimulation lead. This system has been implanted in over 700 patients worldwide and has been approved for use in 23 countries, including the countries in the European Union. Cyberonics filed a pre-market approval ("PMA") application with the FDA in June 1993, which was amended in January 1995 following a request from the FDA for a second double-blind placebocontrolled study. Cyberonics has completed the enrollment phase of this confirmatory trial. The treatment phase of this trial is expected to be completed in mid-1996, and the submission of the final PMA to the FDA is expected before the end of 1996.

         LITIGATION AND OTHER PROCEEDINGS. On February 28, 1994, the predecessor organization to the Company's Pacesetter Systems, Inc. subsidiary entered into a consent decree in settlement of a lawsuit brought by the United States in U.S. District Court for the District of New Jersey. The consent decree, which remains in effect indefinitely, requires that Pacesetter's operations comply with the FDA's Good Manufacturing Practice regulations, including certain specific provisions of such regulations identified in the consent decree. The consent decree provides for FDA inspections and for the payment by the inspected facility of certain costs of the inspections.

         From 1987 to 1991, Siemens AG ("Siemens"), through its Pacesetter division and other affiliates, manufactured and sold approximately 32,000 model 1016T and 1026T pacemaker leads of which approximately 25,000 were sold in the United States. In 1991, Siemens ceased selling these products and issued a safety alert to physicians explaining that these pacemaker leads had a higher than expected failure rate due to an inner insulation problem. The safety alert recommended monitoring steps to minimize any risk posed by the devices. The FDA treated this notice as a Class I recall. In March 1993, Siemens was sued in federal district court in Cincinnati, Ohio (the "Wilson case"). The suit alleged that the model 1016T leads were negligently designed and manufactured. The suit sought class action status for patients whose 1016T leads had malfunctioned up to that time. The class status was granted by the court in September 1993. When the Company acquired Pacesetter from Siemens as of September 30, 1994, the purchase agreement specifically provided that Siemens retain all liability for the Wilson case as well as all other litigation that was pending or threatened before October 1, 1994. The purchase agreement also provided that the Company would assume liability for other product liability claims which arose after September 30, 1994.

         Siemens and the Company were named defendants in a class action suit filed in March 1995 in federal district court in Houston, Texas for alleged defects in models 1016T and 1026T pacing leads (the "Hann case"). The suit sought class action status for patients who had inner insulation failures of these leads after March 22, 1993 and who were not members of the Wilson class. Siemens and the Company settled the Wilson and Hann cases in November 1995. The Company's anticipated financial responsibility for the settlement is approximately $7 million. The precise number of class members, and the corresponding financial liability, could increase or decrease as the process for filing claims is completed. The settlement agreement has an "opt out" provision for class members. Apart from this class action settlement, additional claims could be made or lawsuits brought by patients with these leads whose leads fail at a later date or whose leads fail for reasons outside the class definition.

         The Company's product liability insurance carrier, Steadfast, a wholly owned subsidiary of Zurich Insurance Company ("Zurich"), has denied coverage for these cases and has filed suit against the Company in federal district court in Minneapolis seeking rescission of the policy covering Pacesetter business retroactive to the date the Company acquired Pacesetter. Zurich alleges that the Company made material negligent misrepresentations to Zurich, including failure to disclose the Wilson case in order to procure the insurance policy. The Company has filed an answer denying Zurich's claim and has alleged that Zurich specifically had knowledge of the Wilson case. The terms of the product liability insurance policy which Zurich is seeking to rescind provide that the Company would be entitled to $10 million in coverage for the 1016T and 1026T pacemaker lead claims after payment by the Company of a self insured retention. The Company is investigating whether it may have claims against any entities, in addition to Zurich, arising from this situation.


                                 USE OF PROCEEDS

         The Shares will be offered solely by the Selling Shareholders and none of the proceeds of sale thereof will be received by the Company.



                              SELLING SHAREHOLDERS

         The Selling Shareholders, who are the shareholders of Hancock Jaffe Laboratories ("HJL"), acquired the Shares from the Company in a private transaction on January 5, 1996 pursuant to an Asset Purchase Agreement among HJL, Warren D. Hancock, Norman R. Jaffe, and the shareholders of HJL. The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock by the Selling Shareholders as of May 8, 1996, and as adjusted to reflect the sale of the Shares.

                                                                               Shares to be
                                                                               Beneficially
                                        Number of         Maximum              Owned After
                                   Shares Beneficially   Number of             The Offering
                                       Owned Prior       Shares to        -----------------------
        Name                           to Offering        be Sold         Number(1)       Percent
        ----                           -----------        -------         ---------       -------
Warren Hancock......................      93,211           93,211             0              0

Norman Jaffe........................      31,511           31,511             0              0

HJL LLC.............................       9,948            9,948             0              0

Sue Montoya.........................       6,705            6,705             0              0

William Borner......................       3,355            3,355             0              0

Raymond Mew.........................       1,260            1,260             0              0

Ronald McDevitt and
  Virginia McDevitt
  Family Trust......................       1,257            1,257             0              0

Lawrence and Roberta
  Cohn..............................         649              649             0              0

Shirley Ann Gugenheim,
   Daniel Morton Gugenheim
   and Northern  Trust of California,
   California, N.A.,
   as Trustees......................         419              419             0              0

William J. Livingston...............         419              419             0              0

Olivia Levi Malamuth
  and Leo Levi......................         419              419             0              0
                                         -------          -------       -------        -------

        Total.......................     149,153          149,153             0              0
                                         =======          =======       =======        =======

- ------------------------

(1)      Assumes the sale of all the Shares offered hereunder.



                              PLAN OF DISTRIBUTION

         The Company has been advised that the Selling Shareholders may sell the Shares from time to time in one or more transactions (which may include block transactions) on Nasdaq at market prices prevailing at the time of the sale or at prices otherwise negotiated.

         The Shares may, without limitation, be sold by one or more of the following: (i) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers.

         The Company has been advised that, as of the date hereof, the Selling Shareholders have made no arrangement with any broker for the sale of the Shares. Underwriters, brokers or dealers may participate in such transactions as agents and may, in such capacity, receive brokerage commissions from the Selling Shareholders or purchasers of such securities. Such underwriters, brokers or dealers may also purchase Shares and resell such Shares for their own account in the manner described above. The Selling Shareholders and such underwriters, brokers or dealers may be considered "underwriters" as that term is defined by the Securities Act of 1933, although the Selling Shareholders disclaim such status. Any commissions, discounts or profits received by such underwriters, brokers or dealers in connection with the foregoing transactions may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.


                                  LEGAL MATTERS

         The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota.


                                     EXPERTS

         The consolidated financial statements of St. Jude Medical, Inc. at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports incorporated herein by reference. Such consolidated financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated by reference herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.



                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         SEC registration fee .....................        $ 1,881
         Accounting fees and expenses .............          2,000
         Legal fees and expenses ..................         10,000
         Miscellaneous ............................          1,119
                                                           -------
              Total ...............................        $15,000
                                                           =======


         Except for the SEC fee, all of the foregoing expenses have been estimated.

ITEM 15:  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Bylaws require indemnification of its directors and officers to the fullest extent permitted by Minnesota law. The Bylaws provide that the Company shall indemnify any person made or threatened to be made a party to any threatened, pending or completed civil, criminal administrative, arbitration or investigative proceeding, including a proceeding by or in the right of the corporation, by reason of the former or present official capacity of the person, provided the person seeking indemnification meets five criteria set forth in Section 302A.521 of the Minnesota Business Corporation Act.

         The Company's Bylaws also authorize the Board of Directors, to the extent permitted by applicable law, to indemnify any person or entity not described in the Bylaws pursuant to, and to the extent described in, an agreement between the Company and such person, or as otherwise determined by the Board of Directors in its discretion.

         The Company has entered into indemnification agreements with each of its directors and officers, which agreements provide for indemnification against certain costs incurred by each director and officer made or threatened to be made a party to a proceeding because of his or her official capacity as a director or officer. The indemnification agreements provide for indemnification to the full extent permitted by Minnesota law.

         Section 302A.521 of the Minnesota Business Corporation Act provides that a corporation shall indemnify any person who was or is made or is threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding if, with respect to the acts or omissions or such person complained of in the proceeding, such person (i) has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; (ii) acted in good faith; (iii) received no improper personal benefit and Section 302A.255 (regarding conflicts of interest), if applicable, has been satisfied; (iv) in the case of a criminal proceeding, has no reasonable cause to believe the conduct was unlawful; and (v) in the case of acts or omissions by person in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation.



ITEM 16.  EXHIBITS

Exhibit No.     Description

4.1             Amended and Restated Rights Agreement dated as of June 26, 1990, between the Registrant and Norwest Bank Minneapolis, N.A., as
                Rights Agent, including the Certificate of Designation,
                Preferences and Rights of Series A Junior Participating
                Preferred Stock (incorporated by reference to Exhibit 1 of the
                Registrant's Form 8-A (File No. 0-8672) filed June 10, 1987, as amended by filing on August 9, 1989 and subsequently amended by filing on July 13, 1990).
5.1             Opinion and Consent of Lindquist & Vennum P.L.L.P., counsel to the Company
23.1            Consent of Ernst & Young LLP
23.2            Consent of Lindquist & Vennum P.L.L.P. (see Exhibit 5.1 above)
24              Powers of Attorney (included on signature page hereof)


ITEM 17.  UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing a Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota, on the 9th day of May, 1996.


                                              ST. JUDE MEDICAL, INC.


                                              By /s/ Ronald A. Matricaria
                                                  Ronald A. Matricaria
                                                  Chairman, President and Chief
                                                    Executive Officer


                                POWER OF ATTORNEY

         The undersigned officers and directors of St. Jude Medical, Inc. hereby constitute and appoint Ronald A. Matricaria, Stephen L. Wilson and Kevin T. O'Malley, or any of them, our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for us and in our stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on May 9, 1996 in the capacities indicated.


     Signature               Title


/s/ Ronald A. Matricaria     Chairman, President and Chief Executive Officer
Ronald A. Matricaria         (principal executive officer)


/s/ Stephen L. Wilson        Vice President, Finance and Chief Financial Officer
Stephen L. Wilson            (principal financial and accounting officer)


/s/ Paul J. Chiapparone      Director
Paul J. Chiapparone


/s/ Kenneth G. Langone       Director
Kenneth G. Langone


/s/ William R. Miller        Director
William R. Miller


/s/ Charles V. Owens, Jr.    Director
Charles V. Owens, Jr.


/s/ Walter L. Sembrowich     Director
Walter L. Sembrowich


/s/ Roger G. Stoll           Director
Roger G. Stoll


/s/ Gail R. Wilensky         Director
Gail R. Wilensky